                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE TO/A

                               (AMENDMENT NO. 9)
  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                (FINAL AMENDMENT)
                                       AND
                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 20)


                        Davidson Income Real Estate, L.P.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                             AIMCO Properties, L.P.
                   Apartment Investment and Management Company
                                 AIMCO-GP, Inc.
                      Davidson Diversified Properties, Inc.
--------------------------------------------------------------------------------
                      (Names of Filing Persons (Offerors))

                            Limited Partnership Units
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Martha L. Long
                   Apartment Investment and Management Company
                                55 Beattie Place
                                   PO Box 1089
                        Greenville, South Carolina 29602
                                 (864) 239-1000
--------------------------------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                   Four Times Square New York, New York 10036
                                 (212) 735-3000

                                       and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee
           TRANSACTION VALUATION*               AMOUNT OF FILING FEE
           ----------------------               --------------------
                $869,883.23                           $102.39

* For purposes of calculating the fee only. This amount assumes the purchase of 14,435.5 units of limited partnership interest of the subject partnership for $60.26 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the aggregate amount of cash offered by the bidder.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $102.39             Filing Party: AIMCO Properties, L.P.

Form or Registration No.: Schedule TO/13E-3 Date Filed: February 16, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[X] going-private transaction subject to Rule 13e-3

[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS: AIMCO PROPERTIES, L.P.
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         (entities only): 84-1275721

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
         (a)     [ ]
         (b)     [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         WC

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7.       SOLE VOTING POWER
                  --

         8.       SHARED VOTING POWER
                  13,092.5 Units

         9.       SOLE DISPOSITIVE POWER
                  --

         10.      SHARED DISPOSITIVE POWER
                  13,092.5 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         13,092.5 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 48.9%

14.      TYPE OF REPORTING PERSON
         PN

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS:  AIMCO-GP, INC.
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
         (a)     [ ]
         (b)     [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e))                                                       [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7.       SOLE VOTING POWER
                  --

         8.       SHARED VOTING POWER
                  13,092.5 Units

         9.       SOLE DISPOSITIVE POWER
                  --

         10.      SHARED DISPOSITIVE POWER
                  13,092.5 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         13,092.5 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 48.9%

14.      TYPE OF REPORTING PERSON
         CO

CUSIP No.   NONE

1. NAME OF REPORTING PERSONS: APARTMENT INVESTMENT AND MANAGEMENT COMPANY S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
         84-1259577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
         (a)     [ ]
         (b)     [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e))                                                       [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7.       SOLE VOTING POWER
                  --

         8.       SHARED VOTING POWER
                  13,092.5 Units

         9.       SOLE DISPOSITIVE POWER
                  --

         10.      SHARED DISPOSITIVE POWER
                  13,092.5 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         13,092.5 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 48.9%

14.      TYPE OF REPORTING PERSON
         CO

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS:  AIMCO IPLP, L.P.
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
         (a)     [ ]
         (b)     [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e))                                                       [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7.       SOLE VOTING POWER
                  --

         8.       SHARED VOTING POWER
                  4,400 Units

         9.       SOLE DISPOSITIVE POWER
                  --

         10.      SHARED DISPOSITIVE POWER
                  4,400 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,400 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 16.43%

14.      TYPE OF REPORTING PERSON
         PN

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS:  AIMCO/IPT, INC.
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
         (a)     [ ]
         (b)     [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e))                                                       [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7.       SOLE VOTING POWER
                  --

         8.       SHARED VOTING POWER
                  4,400 Units

         9.       SOLE DISPOSITIVE POWER
                  --

         10.      SHARED DISPOSITIVE POWER
                  4,400 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,400 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 16.43%

14.      TYPE OF REPORTING PERSON
         CO

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS:  COOPER RIVER PROPERTIES, L.L.C.
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
         (a)     [ ]
         (b)     [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e))                                                       [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7.       SOLE VOTING POWER
                  --

         8.       SHARED VOTING POWER
                  3,830 Units

         9.       SOLE DISPOSITIVE POWER
                  --

         10.      SHARED DISPOSITIVE POWER
                  3,830 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,830 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 14.3%

14.      TYPE OF REPORTING PERSON
         OO

       AMENDMENT NO. 9 TO SCHEDULE TO /AMENDMENT NO. 20 TO SCHEDULE 13D

         This Statement constitutes (a) Amendment No. 9 to the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO initially filed on February 16, 2005, as amended by Amendment No. 1 thereto filed on March 15, 2005, Amendment No. 2 filed on March 28, 2005, Amendment No. 3 filed on April 27, 2005, Amendment No. 4 filed on May 31, 2005, Amendment No. 5 filed on June 7, 2005, Amendment No. 6 filed on June 28, 2005, Amendment No. 7 filed on July 8, 2005, and Amendment No. 8 filed on July 13, 2005 (the "Schedule TO"), filed by AIMCO Properties, L.P., AIMCO-GP, Inc., Apartment Investment and Management Company and Davidson Diversified Properties, Inc. relating to the offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase units of limited partnership interest ("Units") of Davidson Income Real Estate, L.P. (the "Partnership"), at a price of $60.26 per unit in cash, subject to the conditions set forth in the Amended and Restated Offer to Purchase dated June 6, 2005 (as amended or supplemented from time to time, the "Offer to Purchase") and in the related Amended and Restated Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"); and (b) Amendment No. 20 to the Schedule 13D filed by AIMCO Properties, L.P., Apartment Investment and Management Company, AIMCO-GP, Inc., AIMCO IPLP, L.P., AIMCO/IPT, Inc. and Cooper River Properties, L.L.C. (the "Schedule 13D").

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 8 of the Schedule TO is amended and supplemented as follows:

         At midnight, New York City time, on July 15, 2005, the Offer expired pursuant to its terms. A total of 752 units, representing approximately 2.81% of the outstanding units, were validly tendered and not withdrawn pursuant to the Offer. AIMCO Properties, L.P. has accepted for payment all of those Units.

                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2005

                                           AIMCO PROPERTIES, L.P.

                                           By: AIMCO-GP, INC.
                                               Its General Partner

                                           By: /s/ Martha L. Long
                                               ---------------------------------
                                               Martha L. Long
                                               Senior Vice President


                                           APARTMENT INVESTMENT AND
                                           MANAGEMENT COMPANY

                                           By: /s/ Martha L. Long
                                               ---------------------------------
                                               Martha L. Long
                                               Senior Vice President


                                           AIMCO-GP, INC.

                                           By: /s/ Martha L. Long
                                               ---------------------------------
                                               Martha L. Long
                                               Senior Vice President


                                           DAVIDSON DIVERSIFIED PROPERTIES, INC.

                                           By: /s/ Martha L. Long
                                               ---------------------------------
                                               Martha L. Long
                                               Senior Vice President


                                           AIMCO IPLP, L.P.

                                           By: AIMCO/IPT, INC.
                                               Its General Partner

                                           By: /s/ Martha L. Long
                                               ---------------------------------
                                               Martha L. Long
                                               Senior Vice President


                                           AIMCO/IPT INC.

                                           By: /s/ Martha L. Long
                                               ---------------------------------
                                               Martha L. Long
                                               Senior Vice President


                                           COOPER RIVER PROPERTIES, L.L.C.

                                           By: /s/ Martha L. Long
                                               ---------------------------------
                                               Martha L. Long
                                               Senior Vice President


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